[redacted]

APELLA RESOURCES INC.

08005765

082-03822

Apella Resources Inc.

RECEIVED
2008 NOV -7 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release
For* Immediate *Release

IRON-T Vanadium-Titanium Project Delivers Very Encouraging Vanadium and Titanium Assay Results

SUPPL

Vancouver, BC - Thursday, October 30th 2008, 11:00 a.m. PDT

Apella Resources Inc. (TSX.V Symbol (APA); Frankfurt Symbol (NWN), is pleased to announce that the company has received assays from its recent channel sampling program carried out on the 100% owned Iron-T Vanadium-Titanium project situated near the mining centre of Matagami in central Quebec. Apella's claims cover a significant portion of the renowned Bell River Complex, where previous exploration work carried out by Noranda Inc. during the 1990's delineated and confirmed the presence of Vanadium, Titanium and Iron mineralization over a distance of about 20 km. Vanadium and Titanium results in the tables below are expressed as a percentage. To convert Vanadium assays to Vanadium Pentoxide (V2O5) equivalents as these are commonly utilized and quoted by the industry, we multiplied the assay results by the required factor of 1.785. The Vanadium values of the mineralized horizons, as shown in the tables below, are equivalent to those of current primary Vanadium producers and potential new producers, globally. The samples were analyzed for a total of 25 elements including the major elements phosphorus and sulfur. Low levels of these particular two elements is important and the sampling results have provided confirmation that the levels of these two elements are indeed very low, meeting or exceeding industry maximum standard levels. The levels of Vanadium and Titanium are very encouraging. Typical grades of currently exploited deposits are in the order of 0.50% V2O5 with a break-even point at the current Vanadium prices, of 0.20% V2O5. The current market prices of Vanadium Pentoxide at $13.50 USD/LB, and Titanium at $14.00 USD/LB have remained stable.

Results of assays are as follows:

PROCESSED
NOV 13 2008
THOMSON REUTERS

Consulting Geologist's sampling:

Sample Number	Fe%	P%	S%	TiO2%	V%	V2O5%
224925	39.60	<0.001	0.581	9.96	0.33	0.589
224926	43.30	<0.001	0.198	11.45	0.37	0.660

Apella's field sampling

Sample Number	Fe%	P%	S%	TiO2%	V%	V2O5%
825401	11.45	0.007	0.425	1.86	0.077	0.137
825402	8.87	0.012	0.287	1.39	0.053	0.095
825403	24.70	<0.001	0.626	5.50	0.203	0.362
825404	39.00	<0.001	0.245	10.15	0.378	0.675
825405	27.10	0.001	0.511	5.75	0.208	0.371
825406	32.80	<0.001	0.503	7.42	0.251	0.448

dlo 11/7

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825407	37.60	<0.001	0.525	9.30	0.300	0.536
825408	39.20	<0.001	0.572	9.79	0.317	0.566
825409	31.90	0.001	0.941	7.01	0.222	0.396
825410	22.30	0.001	0.309	4.93	0.180	0.321
825411	32.70	<0.001	0.432	8.15	0.290	0.518
825412	36.10	<0.001	0.183	9.24	0.331	0.591
825413	36.00	<0.001	0.716	8.65	0.309	0.552
825414	38.20	0.002	0.595	9.36	0.323	0.577
825415	41.20	<0.001	0.566	10.65	0.340	0.607
825416	43.60	<0.001	0.392	11.50	0.365	0.652
825417	32.30	0.001	0.544	7.40	0.241	0.430
825418	27.20	<0.001	0.127	6.76	0.239	0.427
825419	47.10	<0.001	0.279	12.90	0.459	0.819
825420	26.70	<0.001	0.250	6.00	0.221	0.394
825421	35.90	<0.001	0.552	8.70	0.310	0.553
825422	39.40	<0.001	0.603	9.48	0.329	0.587
825423	45.30	<0.001	0.399	12.20	0.380	0.678
825424	37.80	<0.001	0.462	9.40	0.305	0.544
825425	35.60	<0.001	0.524	8.65	0.270	0.482m

The Iron-T is centered just 10 km east of the town of Matagami, Quebec. Since 1963 and the discovery of the Bell Allard base metals mine, Matagami has offered all facilities and infrastructure needed for a mining operation. The 10 km long, 1,672.9 hectare Iron-T mining property covers a significant portion of the Bell River Complex, a layered gabbroic intrusion which contains in its upper part, iron-rich horizons hosting the Vanadium and Titanium mineralization. The vanadium–rich horizons are well defined on the ground and in aeromagnetic surveys by their high magnetic susceptibilities.

It is notable that the Bell River Complex in Quebec hosting the Iron-T may be compared to the Lac Doré layered igneous Complex situated some 250 kilometres east in the Chibougamau mining district of Québec (in part also owned by Apella), and to the Bushveld layered Complex of South Africa, a well described locality for deposits of vanadium. Mineralization is confined to zones of magnetite-ilmenite enrichment in the upper zone gabbroic sequence of these Complexes. Magnetite is predominant over ilmenite with the magnetite crystals commonly displaying ex-solution lamellae of ilmenite. The vanadium is principally associated with magnetite fraction where it replaces trivalent iron.

Samples #224925, and #224926 from the Iron-T were made in early August 2008 by an Independent consulting geologist, Mr. R. Moar, P. Geo., who was awarded the task of preparing a NI 43-101 compliant report on the property. A second sampling was made by Apella's exploration team under the supervision and auspices of Dr. Christian G. Derosier, P.Geo and Vice President-Exploration of Apella. This second sampling which consisted of three long channel samplings was made across a mineralized stripped area uncovered by Noranda in 1998. All samples were properly tagged and sealed before being sent to the ALS-Chemex laboratory in Val d'Or, Quebec where they were assayed using a method of assaying specially tailored in 1998 for the Noranda Bell River project and McKenzie Bay's Lac Doré project. One blank sample was added to the batch of samples sent. Standards were added by the laboratory and duplicates were made at random. Samples were treated by fusion using lithium metaborate followed by X-Ray fluorescence spectrometry for the characterization of iron ores.

Vanadium is a strategic metal and is used in the production of high-quality metal alloys, like strengthened steel, because of its property as an active grain refiner and as a strong deoxidant and can impart strength, hardness and wear resistance to steels. The vanadium industry is relatively new and new uses are continually being discovered for the metal. Following are the a number of the main uses of vanadium by various industries: iron and steel , high-strength steels , full alloy steels , tool steels , carbon steels , stainless and heat resistant steels , cast irons, titanium alloys, superalloys and hard-facing alloys, aerospace engines and airframe materials.

Non-metal end-uses for Vanadium: catalysts, ceramic, glasses and pigments, electronics, batteries (e.g., vanadium redox batteries).

The qualified person for the purposes of this news release is Dr. Christian G. Derosier, MSc, DSc, geology.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

END